EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Seaspan Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-151329) on Form F-3D and registration statement (No. 333-168938) on Form F-3 of Seaspan Corporation of our reports (1) dated March 30, 2011, with respect to the consolidated balance sheets of Seaspan Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and (2) dated March 30, 2011, with respect to the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Seaspan Corporation.

/s/ KPMG LLP

Vancouver, Canada
March 30, 2011